SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

Commission File Number   000-51336

NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [X] Form 10-QSB

[ ] Form N-SAR

       For Period Ended: March 31, 2006

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR

   For the Transition Period Ended: ___________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

identify the item(s) to which the notification relates:

_______________________________________________________________________

                                    PART I

                            REGISTRANT INFORMATION

Full name of registrant                 Frezer, Inc.

Former name if applicable               N/A

Address of principal executive office   1010 University Avenue

                                        Suite 40

City, state and zip code                San Diego, CA 92103

                                    PART II

                            RULE 12B-25 (B) AND (C)

If  the subject report could not be filed without unreasonable effort or expense and  the  registrant  seeks  relief  pursuant  to  Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

  (a) The reasons described in reasonable detail in Part III of this form could not  be  eliminated  without unreasonable effort or expense;

  (b) The  subject  annual report, semi-annual report, transition report on Form  10-K, 20-F, 11-K or Form 10-Q, or portion thereof will  be   filed  on  or  before the 15th calendar day  following  the  prescribed  due date; or the

[X]   subject quarterly report or transition report  on  Form  10-QSB,  or portion thereof  will  be filed on or before the fifth calendar  day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III

                                   NARRATIVE

State  below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,10-QSB, N-SAR or  the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in  the  process  of  preparing  and  reviewing  the financial   information   of   the  Company.   The  process  of  compiling  and disseminating the information required  to  be  included in the Form 10-QSB as well as the completion  of  the required review of  the  Company's  financial  information  could  not  be  completed  without incurring   undue   hardship  and  expense.   The  registrant  undertakes   the responsibility to file  such quarterly report no later than five days after its original date.

                                    PART IV

                               OTHER INFORMATION

(1)  Name  and  telephone number  of  person  to  contact  in  regard  to  this notification

  David Koos, CEO

  (619) 702-1404

(2) Have all other periodic reports required under Section  13  or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company  Act of 1940  during  the  preceding  12  months  or  for  such shorter period that the registrant was required to file such report(s) been  filed?   If  the answer is no, identify report(s).

                               [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the  corresponding  period  for the last fiscal year will be reflected  by  the earnings statements to be included in the subject report or portion thereof?

                               [ ] Yes  [X] No

If so: attach an explanation  of  the  anticipated change, both narratively and quantitatively,  and,  if  appropriate, state  the  reasons  why  a  reasonable estimate of the results cannot be made.

Frezer, Inc. has caused this notification  to  be  signed  on  its behalf by the undersigned thereunto duly authorized.

Frezer, Inc.

(Registrant)

Date:  May 15, 2006

By: /s/David Koos

-------------------------------------

David Koos

Its: Chief Executive Officer and President

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